FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	Report dated April 25, 2006, titled “Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations (‘NI 51-102’)”

Item 1

VIA SEDAR

April 25, 2006

To:

Autorité des marchés financiers – Direction de l'encadrement des marchés de valeurs
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission, Office of the Administrator of Securities – Department of Justice
Government of Newfoundland & Labrador – Department of Justice
Northwest Territories Securities Commission, Office of Registrar of Securities
N.W.T. – Department of Justice and Public Services
Nova Scotia Securities Commission (Registrar under the Securities Act) – Department of Attorney-General
Ontario Securities Commission
Prince Edward Island – Department of Justice – Corporation Division
The Saskatchewan Securities Commission
The Secretary - Toronto Stock Exchange – Market Services
Government of Yukon – Deputy Registrar of Securities
Nunavut Securities Registry

RE:	Canadian National Railway Company Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")

Following the Annual Meeting of Shareholders of Canadian National Railway Company held on Friday, April 21, 2006, at 9:00 a.m., (Memphis Time) at The Peabody Memphis hotel, 149 Union Avenue, Memphis, Tennessee (U.S.A), (the “Meeting”), and in accordance with section 11.3 of NI 51-102 – Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the Meeting:

April 25, 2006

1. ELECTION OF DIRECTORS

A ballot was conducted in respect of the election of directors. Each of the 15 nominees proposed by management was elected as a director of the Company. The individual director results are set out below.

NOMINEE	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Michael R. Armellino	394,335,209	99.9%	520,435	0.1%
A. Charles Baillie	387,077,948	98.0%	7,777,696	2.0%
Hugh J. Bolton	385,655,695	97.7%	9,199,949	2.3%
Purdy Crawford	385,691,538	97.7%	9,164,106	2.3%
J.V. Raymond Cyr	394,292,121	99.9%	563,523	0.1%
Amb. Gordon D. Giffin	384,882,644	97.5%	9,973,000	2.5%
James K. Gray	387,052,893	98.0%	7,802,751	2.0%
E. Hunter Harrison	393,942,027	99.8%	913,617	0.2%
Edith E. Holiday	386,770,220	98.0%	8,085,424	2.0%
V.M. Kempston Darkes	392,635,861	99.4%	2,219,783	0.6%
Robert H. Lee	393,573,510	99.7%	1,282,134	0.3%
Denis Losier	394,373,738	99.9%	481,906	0.1%
Hon. Edward. C. Lumley	386,654,742	97.9%	8,200,902	2.1%
David G.A. McLean	387,065,840	98.0%	7,789,804	2.0%
Robert Pace	387,072,840	98.0%	7,782,804	2.0%

April 25, 2006

2. APPOINTMENT OF KPMG LLP AS THE CORPORATION’S AUDITORS

KPMG LLP were appointed to serve as our auditors until the next annual meeting of shareholders, by a majority of shareholders on a show of hands.

Yours truly,

/s/ Sean Finn
Senior Vice-President Public Affairs,
Chief Legal Officer and Corporate Secretary

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	April 26, 2006	By:	/s/ Cristina Circelli

			Name:	Cristina Circelli
			Title:	Deputy Corporate Secretary and General Counsel